SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ______________________

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                              Date: March 04, 2003

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X       Form 40-F
                                  ---                ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No  X
                                   ---         ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On March 4, 2003, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced that Rostelecom and MGTS reached the agreement between Rostelecom and Moscow local telecom provider - MGTS on 2003 settlements. A copy of the press release announcing this transaction is attached hereto as Exhibit 1.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    March 04, 2003                 By: [signed]    Vladimir I. Androsik
                                           -------------------------------------
                                           Name:  Vladimir I. Androsik
                                           Title:  Deputy General Director
                                                    Finance Director

                                  EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number      Description

     1. English translation of the press release announcing the agreement reached between Rostelecom and Moscow local telecom provider - MGTS on 2003 settlements.

                                                                       Exhibit 1

PRESS RELEASE                                                         ROSTELECOM

Moscow, March 3, 2003: Agreement reached between Rostelecom and Moscow local telecom provider - MGTS on 2003 settlements

On February 28, Rostelecom and MGTS representatives met in Moscow to discuss interaction between the two companies. In the course of the meeting an agreement was reached on financial relationship between Rostelecom and MGTS for 2003.

In accordance with the agreement, in 2003 the basic amount of Rostelecom's payments to MGTS will remain at last year's level.

It is important to note that the new agreement is aimed at active stimulation of outgoing and incoming traffic growth in Moscow: for the first time Rostelecom's payments to MGTS will be linked to the volumes of traffic passed through MGTS' network.

As last year, the agreement provides for an increased proportion to be paid by Rostelecom to the Moscow operator if revenues of Rostelecom's Moscow branch
(MMT) exceed last year's amount.

The agreement reached with MGTS is aimed at stabilizing the situation in the region and strengthening Rostelecom's positions in the Moscow market, which undoubtedly will have a positive impact on Moscow subscribers as well.

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For further details please contact

Anna Kareva
Head of IR
Tel.: + 7 095 973 9920
Fax:  + 7 095 787 2850
e-mail: kareva@hq.rt.ru
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